1 June 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 1 June 2006 it purchased 390,000 Reed Elsevier PLC ordinary shares at a price of 522.2157 pence per share. The purchased shares will be held as treasury shares. Reed Elsevier PLC currently holds 18,893,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,262,480,464 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 1 June, it purchased 130,000 Reed Elsevier NV ordinary shares at a price of €11.3435 per share. The purchased shares will be held as treasury shares. Reed Elsevier NV currently holds 12,331,500 Reed Elsevier NV ordinary shares in treasury, and has 732,670,390 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).